Exhibit 12.1

WEBSTER FINANCIAL CORPORATION

Ratio of Earnings to Fixed Charges		For the Three Months Ended March 31, 2009	For the Years Ended December 31,
			2008	2007		2006		2005		2004
		(Dollars in thousands)
Earnings
	(Loss) income from continuing operations attributable to Webster Financial Corporation	$(11,113)	$(317,890)	$111,572		$134,533		$183,371		$151,793
	Taxes	(593)	(65,840)	48,088		59,140		85,037		66,523

	Pre-tax (loss) income from continuing operations attributable to Webster Financial Corporation	(11,706)	(383,730)	159,660		193,673		268,408		218,316
	Fixed charges excluding preferred dividends	73,561	363,482	487,403		506,188		354,506		263,947

A	Earnings	61,855	(20,248)	647,063		699,861		622,914		482,263
	Less deposits	52,908	250,182	361,307		310,199		188,437		120,606

B	Earnings excluding deposits	$8,947	$(270,430)	$285,756		$389,662		$434,477		$361,657

Fixed Charges
	Deposits	$52,908	$250,182	$361,307		$310,199		$188,437		$120,606
	Long term debt	7,799	39,421	46,025		49,366		43,604		36,907
	Other borrowings	12,854	73,879	80,071		146,623		122,465		106,434

	Fixed charges excluding preferred dividends	73,561	363,482	487,403		506,188		354,506		263,947
	Preferred dividends	10,431	12,950	863		863		863		863

C	Total fixed charges	83,992	376,432	488,266		507,051		355,369		264,810
	Less deposits	(52,908)	(250,182)	(361,307)		(310,199)		(188,437)		(120,606)

D	Total fixed charges excluding deposits	$31,084	$126,250	$126,959		$196,852		$166,932		$144,204

Ratio of Earnings to Fixed Charges
	Including interest on deposits (A/C)	—	—	1.33	x	1.38	x	1.75	x	1.82	x

	Excluding interest on deposits (B/D)	—	—	2.25		1.98		2.60		2.51

Deficiency in earnings available to cover fixed charges(1)		$22,137	$396,680	—		—		—		—

(1)	Included if the ratio is less than a one-to-one coverage